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                             September 7, 2021

       Yulin Wang
       Chief Executive Officer
       Meihua International Medical Technologies Co., Ltd.
       88 Tongda Road, Touqiao Town
       Guangling District, Yangzhou, 225000
       People   s Republic of China

                                                        Re: Meihua
International Medical Technologies Co., Ltd.
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form F-1
                                                            Filed August 31,
2021
                                                            File No. 333-258659

       Dear Mr. Wang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 24, 2021 letter.

       Amendment No. 1 to Form F-1 filed August 31, 2021

       Intellectual Property, page 88

   1. We note your response to our prior comment 6. Please expand your disclosure of the material terms of the
collaboration agreement, where appropriate, to specify the nature and scope of the
patent, the duration of the agreement and royalty term, termination provisions and the
aggregate amounts paid or received to date under the agreement
                                                        (including any up-front
fees), as applicable. Please also specify the type of patent protection, expected
expiration date and applicable jurisdiction of the patent.
 Yulin Wang
Meihua International Medical Technologies Co., Ltd.
September 7, 2021
Page 2

       You may contact Tracey Houser at 202-551-3736 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Celeste Murphy at 202-551-3257 with any other questions.



                                                         Sincerely,
FirstName LastNameYulin Wang
                                                     Division of Corporation
Finance
Comapany NameMeihua International Medical Technologies Co., Ltd.
                                                     Office of Life Sciences
September 7, 2021 Page 2
cc:       Joe Laxague, Esq.
FirstName LastName